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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing

Washington, DC

SEC FILE NUMBER
8-44870

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2017 (MM/DD/YY) AND ENDING 06/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 1st Global Capital Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12750 Merit Drive, Suite 1200

(No. and Street)

Dallas	TX	75251
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

E. Paul Stewart 214-294-5042

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP

(Name – *if individual, state last, first, middle name*)

1717 Main Street, Suite 1800	Dallas	TX	75201-9436
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Paul Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1st Global Capital Corp, as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NICTE DIAZ HUNT
Notary ID # 128970700
My Commission Expires
April 27, 2020

Signature

Executive Vice President, COO

Title

10-1-18

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of Independent Registered Public Accounting Firm

1st Global Capital Corp.

June 30, 2018 and 2017

GrantThornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
1717 Main Street, Suite 1800
Dallas, TX 75201-4667

T 214.561.2300
F 214.561.2370
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

Board of Directors
1st Global Capital Corp.

Opinion on the financial statements
We have audited the accompanying statements of financial condition of 1st Global Capital Corp. (a Delaware corporation) (the "Company") as of June 30, 2018 and 2017, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

Grant Thornton

Supplemental information

The information contained in Schedules I and II, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2009.

Grant Thornton LLP

Dallas, Texas
October 1, 2018

1st Global Capital Corp.

STATEMENTS OF FINANCIAL CONDITION

June 30,

ASSETS	2018	2017
Cash and cash equivalents	$3,106,592	$4,291,136
Receivable from brokers or dealer	1,494,241	1,943,959
Receivable from affiliates	53,973	364,147
Other assets, net	180,906	238,025
Total assets	$4,835,712	$6,837,267
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 104,129	$ 131,881
Commissions payable	715,348	789,154
Deferred revenues	65,600	69,680
State income taxes payable	287,623	140,906
Payable to affiliates	262,782	886,817
Other liabilities	348,125	364,986
Total liabilities	1,783,607	2,383,424
Commitments and Contingencies (Note J)		
Stockholder's equity:		
Common stock – no par value, 10,000 shares authorized 10 Shares issued and outstanding	-	-
Additional paid-in capital	24,000	24,000
Retained earnings	3,028,105	4,429,843
Total stockholder's equity	3,052,105	4,453,843
Total liabilities & stockholder's equity	$4,835,712	$6,837,267

The accompanying notes are an integral part of these financial statements.

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

1st Global Capital Corp. (the "Company") is a wholly owned subsidiary of 1st Global, Inc. (the "Parent").

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i) & (k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers be handled by a clearing broker-dealer. The Company is incorporated in the state of Delaware. The Company's customers are located throughout the United States.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's financial statements have been prepared on the accrual basis of accounting, in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Receivable from brokers or dealers

Accounts receivable from brokers or dealers consist primarily of commissions earned during the year but not received as of year-end. Commissions are earned through quality financial institutions and reputable investment fund companies. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. As collection of receivables has historically been consistent and timely, management has determined collectability is reasonably assured, as such, the Company records an allowance for doubtful accounts and maintains a policy for fully reserving aged receivables 91 days or older.

Cash and Cash Equivalents

Cash and cash equivalents consists of unrestricted cash held by depository institutions of which $447,480 are money market funds at June 30, 2018 and $2,084,131 at June 30, 2017, that are readily convertible into cash and purchased with original maturities of three months or less.

Deferred Revenues

The Company is recognizing fidelity bond revenue over twelve months. As of June 30, 2018 and 2017, the deferred revenue is $65,600 and $69,680 respectively.

Commission Income

For the year ended June 30, 2018 commission income includes concession, trail and ticket revenue of $15,754,571, $31,889,060 and $3,691,380 respectively while for the year ended June 30, 2017 amounts were $18,475,395, $29,119,417 and $6,220,597, respectively.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Interest Income

Interest earned on cash and cash equivalents are recorded as interest income when earned.

Insurance Fees

Payment received from investment advisors to offset error and omission insurance fees are recorded as insurance fee revenue when received.

Other Revenues

Other Revenues are primarily comprised of Resource & Training Fees, Licensing Fees, Renewal Fees and Non-Fidelity Revenue Sharing. The balance for the years ended June 30, 2018 and 2017 in Other Revenues was $3,657,451 and $3,861,516, respectively.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes. The Company recognizes interest and penalties related to unrecognized tax benefits within the state income taxes line in the accompanying Statements of Income. Accrued interest and penalties are included within the other liabilities line in the Statements of Financial Condition.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying value of accounts receivable are based on management's assessment of net realizable value and approximate fair value due to short term nature. The carrying value of accounts payable approximates their fair value amounts due to the short maturity of these liabilities. At June 30, 2018 and 2017, the Company's financial assets and liabilities are carried at cost, which approximates fair value.

Recent Accounting Pronouncement

In May 2014, the FASB issued Accounting Standards Update 2014-09 Revenue from Contracts with Customers (Topic 606). ASU 2014-9 supersedes the revenue recognition requirements under ASC Topic

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

605, *Revenue Recognition*, and most industry-specific guidance throughout the Industry Topics of the ASC. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. Under the new guidance, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The new guidance will significantly enhance comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets. Additionally, the guidance requires improved disclosures as to the nature, amount, timing and uncertainty of revenue that is recognized. The new guidance is effective for the annual reporting period beginning after December 15, 2017 for public entities. The Company evaluated the impact the adoption of this new accounting standard will have on our financial statements. The Company has not identified any areas of material concern with respect to ASC 606.

NOTE C - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of June 30, 2018, the Company had net capital of $2,697,566, net capital requirement of $118,901, and ratio of aggregate indebtedness to net capital of .66 to 1. As of June 30, 2017, the Company had net capital of $$3,718,827, net capital requirement of $158,895, and ratio of aggregate indebtedness to net capital of .64 to 1. The SEC permits a ratio of aggregate indebtedness to net capital no greater than 15 to 1.

NOTE D - INCOME TAXES

On December 22, 2017, the Tax Cuts and Jobs Act was enacted. The 2017 Tax Act includes a number of changes to existing U.S. tax laws, most notably, a reduction of the U.S. corporate tax rate from 34% to 21% for tax years beginning after December 31, 2017. For fiscal year companies, the change in law requires the application of a blended rate, which in the Company's case is approximately 27.55% for the fiscal year ended June 30, 2018. Thereafter, the applicable statutory rate is 21.0%. The Company has completed the accounting for all material effects of tax reform during the year ended June 30, 2018. The financial statements for the year ended June 30, 2018 reflect certain effects of the 2017 Tax Act, which includes a reduction in the corporate tax rate.

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with Accounting Standards Codification ("ASC") 740, *Income Taxes*. Any resulting provision or benefit for income taxes is recorded as a payable or receivable on the Statements of Financial Condition. Tax years 2015 through 2017 are still subject to federal and state examination.

For the years ended June 30, 2018 and 2017, federal income tax expense is comprised of income tax expense at statutory rate $1,951,698 and $1,882,570 less the franchise tax and other adjustments $40,375 and $25,949 for a total of $1,911,323 and $1,856,621 respectively. The effective tax rate is 29.4% for the year ended June 30, 2018 and 33.5% for the year ended June 30, 2017.

NOTE D - INCOME TAXES -Continued

At June 30, 2018 and 2017, $395,900 and $832,227 of federal income taxes receivable and payable respectively, was included in receivable and payable to affiliates on the Statements of Financial Condition. These amounts represent the balance of federal income tax expense remitted in excess or unremitted to the Parent as of the end of the fiscal year. This amount is paid by or remitted to the Parent via the Company's usual processes during the subsequent fiscal year.

As required by the uncertain tax position guidance in ASC 740, the Company recognized the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

The Company applies the uncertain tax position guidance in ASC 740 to all tax positions for which the statute of limitations is open. For certain taxing jurisdictions, this period may extend from the inception. In accordance with the accounting under ASC 740, the company has recorded an unrecognized tax liability related to the possibility of the Company establishing nexus in the following states: Alabama, Georgia, Illinois, Oklahoma, Maryland, Massachusetts, and New York. In addition, there is a commercial activity tax component for the state of Ohio. The liability is recorded in other liabilities on the Statement of Financial Condition in the amounts of $348,125 and $339,986 as of June 30, 2018 and 2017, respectively.

NOTE E - RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies under common control and has extensive transactions and relationships with members of the group. The existence of that control could create operating results and financial position significantly different than if the companies were autonomous. Essentially all operating costs and overhead expenses of the group are incurred by an affiliate. At June 30, 2018 and 2017 salary, benefits and computer related costs were 75% and 75% of these costs respectively. The Company paid the affiliate $12,766,874 and $14,245,070 for operating expenses during the years ended June 30, 2018 and 2017, respectively. These shared operating costs and overhead costs are allocated based on estimated usage by each operating affiliate, typically using relative share of total revenue as a proxy.

Amounts owed to 1st Global Advisors, Inc. consist of $45,082 and $3,875 as of June 30, 2018 and 2017. Amounts owed to 1st Global, Inc. consist of $562,897 as of June 30, 2018 while amounts due from the same consist of $147,785 as of June 30, 2017. Amounts owed to 1st Partners, Inc. consist of $50,703 and $50,715 as of June 30, 2018 and 2017. Amounts due from 1st Global Insurance Services, Inc. consist of $53,973 and $216,362 as of June 30, 2018 and 2017 respectively.

NOTE F – OTHER ASSETS, NET

At June 30, 2018, other assets are primarily composed of accounts receivable of $161,040 less an allowance of $18,435. At June 30, 2017, other assets are primarily composed of accounts receivable of $200,963 less an allowance of $19,037. The decrease in allowance for doubtful accounts was $602 for 2018 with an increase of $10,570 for 2017. The accounts receivable is related to commissions receivable from the

NOTE F – OTHER ASSETS, NET -Continued

Company's network of advisors. Management provides for uncollectible amounts based on its assessment of the status of individual accounts, typically reserving accounts past due greater than 90 days.

The remaining balance in other assets is comprised of prepaid expenses and other miscellaneous assets.

NOTE G - RECEIVABLES FROM BROKERS OR DEALERS

Receivables from brokers and dealers is primarily comprised of commission revenue receivable from the Company's clearing broker and other financial companies, including mutual fund companies. Additionally, included in this amount is $100,000 in clearing deposits with the Company's clearing broker, which is restricted in use.

NOTE H – OTHER LIABILITIES

At June 30, 2018 and 2017 other liabilities consist of FIN48 reserve of $348,125 and $339,986 respectively as well as an October 2012 contract renewal signing incentive that was received from our clearing broker and is being recognized in clearing fees expense in the statements of income over 60 months. The respective amounts of the incentive received were $0 and $25,000 respectively.

NOTE I - CONCENTRATION RISK

At June 30, 2018 and 2017, and at various other times during the year, the Company had cash balances in excess of federally insured limits of $250,000. Uninsured FDIC balances are $2,409,112 and $1,957,006 at June 30, 2018 and 2017, respectively. Uninsured SIPC balances for money market funds are $197,480 and $1,834,131 at June 30, 2018 and 2017, respectively. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, mutual fund companies and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the credit standing of its counterparties. A counterparty of particular significance is National Financial Services, LLC, who serves as the Company's clearing broker. The Company does not believe it is exposed to any significant counterparty credit risk.

NOTE J - COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2018 and 2017, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification. The Company is involved in various legal and/or administrative proceedings arising in the

ordinary course of their businesses, none of which have predictable outcomes and none of which are believed to have any significant effect on financial position, cash flows, or operating results.

NOTE K - SUBSEQUENT EVENTS

The Company has evaluated financial statements for subsequent events and is not aware of any subsequent events, which would require recognition or disclosure in the financial statements.